UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PRGX Global, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69357C503

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

10 Corbin Drive

3rd Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

May 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,507,806
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,507,806
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,507,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,507,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,417*
	8	SHARED VOTING POWER 1,507,806
	9	SOLE DISPOSITIVE POWER 20,417*
	10	SHARED DISPOSITIVE POWER 1,507,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,223*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

*	Includes 20,417 shares of Common Stock granted to Mr. Drapkin on November 10, 2016 for his service as a director of the Issuer, with an exercise price of $4.80 per share of Common Stock and an expiration date of November 9, 2023, which Mr. Drapkin has the right to acquire within 60 days.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2016, on behalf of the Reporting Persons, with respect to the shares of common stock, no par value (the “Common Stock”), of PRGX Global, Inc., a Georgia corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $7,404,625 (including commissions) to purchase 1,507,806 shares of Common Stock. Funds used to purchase reported securities have come from the working capital of Northern Right QP, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,528,223 shares of Common Stock, which includes an option to purchase 20,417 shares of Common Stock granted to Mr. Drapkin on November 10, 2016 for his service as a director of the Issuer (the “Drapkin Shares”), with an exercise price of $4.80 per share of Common Stock and an expiration date of November 9, 2023, which will vest in full on the earlier of (i) June 27, 2017 and (ii) the date of the Issuer’s 2017 annual meeting of shareholders.1 Based upon a total of 22,125,253 outstanding shares of Common Stock as of May 3, 2017, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2016, the Reporting Persons’ shares represent approximately 6.9% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) all shares of Common Stock reported herein other than the Drapkin Shares (the “Northern Right QP Shares”). Northern Right QP disclaims beneficial ownership of the Drapkin Shares.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Northern Right QP Shares. Northern Right Management disclaims beneficial ownership of Northern Right QP Shares and the Drapkin Shares. As general partner of Northern Right Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Northern Right QP Shares. BCA disclaims beneficial ownership of the Northern Right QP Shares and the Drapkin Shares.

As a managing member of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Norther Right QP Shares. Mr. Drapkin disclaims beneficial ownership of the Northern Right QP Shares. Mr. Drapkin may be deemed to beneficially own and have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Drapkin Shares.

[1]	Excludes the following option to purchase shares of Common Stock: Option to purchase 35,000 shares of Common Stock granted to Mr. Drapkin on November 10, 2016 upon his appointment as a director of the Issuer, with an exercise price of $4.80 per share of Common Stock and an expiration date of November 9, 2023, which will vest in full on November 9, 2019, with pro rata acceleration upon a change of control of the Issuer.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Northern Right QP	5/15/17	48,820	$6.1372
Northern Right QP	5/16/17	13,457	$6.0901
Northern Right QP	5/17/17	17,329	$6.0794
Northern Right QP	5/18/17	21,721	$6.1854
Northern Right QP	5/19/17	5,481	$6.2428
Northern Right QP	5/22/17	1,468	$6.2500
Northern Right QP	5/23/17	3,869	$6.2481
Northern Right QP	5/24/17	22,941	$6.2346
Northern Right QP	5/25/17	12,074	$6.2315
Northern Right QP	5/26/17	25,058	$6.2121
Northern Right QP	5/30/17	1,004	$6.2450

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2017

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
Name:	Matthew Drapkin
Title:	Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
Name:	Matthew Drapkin
Title:	Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew Drapkin
Name:	Matthew Drapkin
Title:	Managing Member

MATTHEW A. DRAPKIN

/s/ Matthew Drapkin